05038340

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. SECTION

SEC FILE NUMBER
8- 35853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 CLINT MOORE ROAD, SUITE 210
(No. and Street)

BOCA RATON	FL	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS H. BLACKINTON (561) 998-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

7700 OLD GEORGETOWN ROAD	BETHESDA	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DENNIS H. BLACKINTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG EQUITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

REGINA E. HILL
Notary Public - State of Florida
My Commission Expires Jun 28, 2005
Commission # DD021231

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

TFG EQUITIES, INC.

DECEMBER 31, 2004

TFG Equities, Inc.

TABLE OF CONTENTS

	PAGE
ANNUAL AUDITED REPORT FORM X-17A-5	3
INDEPENDENT AUDITORS' REPORT	5
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	6
STATEMENT OF INCOME	7
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	8
STATEMENT OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10
SUPPLEMENTAL INFORMATION	
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	13
EXEMPTION FROM REQUIREMENTS UNDER 15c3-3	14
SIPC ASSESSMENT	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	16

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
TFG Equities, Inc.

We have audited the accompanying statement of financial condition of TFG Equities, Inc. as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFG Equities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 7, 2005

TFG Equities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Current assets		
Cash	$	10,080
Investments		3,300
Total assets	$	13,380

LIABILITIES AND STOCKHOLDER'S EQUITY

Stockholder's equity		
Common stock, $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding	$	5,000
Additional paid-in capital		1,184,378
Accumulated deficit		(1,175,998)
Total stockholder's equity		13,380
	$	13,380

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF INCOME

Year ended December 31, 2004

Revenue		
Consulting fees	$	18,000
Development income		25,000
Total revenue		43,000
Expenses		
Insurance		391
Legal and accounting fees		5,000
Office and administrative		126
Consulting		4,300
NASD and other fees		2,988
Total expenses		12,805
Net income	$	30,195

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2004

	Common Stock				
	Shares	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, beginning	5,000	$ 5,000	$ 1,184,378	$ (1,119,193)	$ 70,185
Distributions	-	-	-	(87,000)	(87,000)
Net income	-	-	-	30,195	30,195
Balance, ending	5,000	$ 5,000	$ 1,184,378	$ (1,175,998)	$ 13,380

See notes to financial statements

TFG Equities, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2004

Cash flows from operating activities		
Net income	$	30,195
Adjustment to reconcile net income to net cash provided by operating activities		
Decrease in accounts payable		(2,238)
Net cash provided by operating activities		27,957
Cash flows from financing activities		
Distributions to shareholder		(87,000)
Net cash used in financing activities		(87,000)
Net increase in cash		(59,043)
Cash, beginning		69,123
Cash, ending	$	10,080

See notes to financial statements

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships, and in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

Investment

The Company's investment in an equity security is classified as available for sale and is carried at fair market value.

Revenue Recognition

Fees and consulting income are recognized by the Company when earned.

Income Taxes

No income taxes have been provided as the Company has elected to be taxed as an S corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates (Continued)

of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Act of 1934 which requires that the aggregate indebtedness shall not exceed 15 times net capital, as defined. At December 31, 2004, the Company's net capital was $13,380 and the required net capital was $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0%.

SUPPLEMENTAL INFORMATION

TFG Equities, Inc.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition	$	13,380
Deduction and/or charges:		
Nonallowable assets from statement of financial condition and haircuts		
Investments		3,300
Net capital	$	10,080

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Net capital		10,080
Excess net capital	$	5,080
Excess net capital at 100% (net capital less 10% of aggregate indebtedness)	$	5,080

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		0.00%

There are no material differences between the above computation and the Company's corresponding unaudited filing.

TFG Equities, Inc.

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption under provisions of Rule 15c3-3(k)(2)(i), and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

TFG Equities, Inc.

SIPC ASSESSMENT

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2004. This assessment has been paid as of December 31, 2004.

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
TFG Equities, Inc.

In planning and performing our audit of the financial statements and supplemental information of TFG Equities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 7, 2005